UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

(Check one)
     Form 10-K and Form 10-KSB    Form 20-F    Form 11-K   X  Form 10-Q and Form
10-QSB    Form N-SAR

          For Period Ended October  31, 1997
          __ Transition Report on Form 10-K and Form 10-KSB
          __ Transition Report on Form 20-F
          __ Transition Report on Form 11-K
          __ Transition Report on Form 10-Q and Form 10-QSB
          __ Transition Report on Form N-SAR
          For the Transition Period Ended:

    Read Instructions (on back page) Before Preparing Form,
            Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:




PART I--REGISTRANT INFORMATION

Full Name of Registrant:   EMBRYO DEVELOPMENT CORPORATION

Address of Principal Executive Office (Street and Number):

750 LEXINGTON AVENUE, SUITE 2750, NEW YORK, NEW YORK 10022

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25b, the following should be completed.
(Check box if appropriate):        | X |

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expenses;
     (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

     The Company has not been able to compile the requisite financial data necessary to enable it to have to have sufficient time to complete the Company's financial statements by December 15, 1997, which is the required filing date for the Company's quarterly report on Form 10-QSB, without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Matthew Harriton                212                       355-8484
          (Name)                (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been
     filed?  If answer is no, identify report(s).     X  Yes       No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              X  Yes      No

          The registrant estimates that the net loss for the six months ended October 31, 1997 will be approximately $1,076,000, as compared to a net loss of approximately $797,000 for the six months ended October 31, 1996, and that the net loss for the three months ended October 31, 1997 will be approximately $660,000, as compared to a net loss of approximately $419,000 for the three months ended October 31, 1996.



                   EMBRYO DEVELOPMENT CORPORATION
           (Name of Registrant as Specified In Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized

Dated: December 15, 1997      EMBRYO DEVELOPMENT CORPORATION


                              By:    /s/ Matthew L. Harriton
                                    Matthew L. Harriton
                                    Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives's authority to sign on behalf of the registrant shall be filed with the form.

                            ATTENTION
     Intention misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                       GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.